December 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Lopez

Re:	Benessere Capital Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed November 3, 2020
File No. 333-249814

Dear Mr. Lopez:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on January 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 100 copies of the Preliminary Prospectus dated December 28, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

KINGSWOOD CAPITAL MARKETS,
division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal